THE PAYDEN & RYGEL INVESTMENT GROUP

333 South Grand Avenue, 32nd Floor

Los Angeles, California 90071

Telephone (213) 625-1900

March 28, 2012

WRITER’S DIRECT DIAL NUMBER: (213) 830-4255

Securities and Exchange Commission

Attention: Laura Hatch, Staff Accountant

100 “F” Street N.E.

Washington, D.C. 20549

Re:	The Payden & Rygel Investment Group – 33-4693; CIK No. 0000885709

SEC Comments on the October 31, 2011 Annual Report for The Payden & Rygel

Investment Group (the “Group”), and the Group’s Responses

Dear Ms. Hatch:

This letter is response to the six comments raised by the Commission’s staff during its review of the Group’s Annual Report dated October 31, 2011.

Comment 1: The fidelity bond policy has not been filed since 2010.

Response: The current fidelity bond policy was filed on March 13, 2012.

Comment 2: The Payden U.S. Government Fund does not appear to meet the 80% “name” investment test.

Response: We believe that 97% of the portfolio is U.S. Government securities. Please see the Schedule of Investments for the Fund on page 16 of the Annual Report. Bonds listed under “FDIC Guaranteed” are issued by the Federal Deposit Insurance Corporation (FDIC) and are fully guaranteed by the U.S. government. Bonds listed under “Mortgage Backed” have been issued by the following U.S. Federal agencies: the Federal Home Loan Mortgage Corporation – Non Gold Pool (FH),” the “Federal Home Loan Bank (FHLB),” the Federal Home Loan Mortgage Corporation – REMICS (FHR),” the “Federal National Mortgage Association (FN),” the “Government National Mortgage Association – (G2)” and the “Government National Mortgage Association – REMICS (GNR).” Bonds listed under “NCUA Guaranteed” are issued by the National Credit Union Administration (NCUA), which is a United States federal agency. Bonds listed

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March 28, 2012

under “U.S. Government Agency” are issued by the Federal Home Loan Mortgage Corporation (FHLMC) and the Federal National Mortgage Association (FNMA). Finally, there are the securities listed under “U.S. Treasury” and “U.S. Treasury Inflation Indexed.”

Comment 3: The Payden GNMA Fund does not appear to meet the 80% “name” investment test.

Response: Please see the Schedule of Investments for the Fund on pages 18 through 20 of the Annual Report. Under “Mortgage Backed,” the total of all of the GNMA mortgage pools beginning with G2 2591 30YR (first column, page 18) through GNR 99-45 FH (second column, page 20) equals $1,040,784, which is 83.1% of the Fund’s total investments. In the Schedule of Investments under “Mortgage Backed,” the abbreviations are defined as follows: (a) G2 is defined as Government National Mortgage Association – Pool II, (b) GN is defined as Government National Mortgage Association – Pool I, (c) GNMA is defined as Government National Mortgage Association, and (d) GNR is defined as Government National Mortgage Association – REMICS.

Comment 4: The Payden High Income Fund’s prospectus states that 80% of the assets will be invested in below investment grade securities. The table only shows 73%.

Response: There is a typo in the Annual Report. The Credit Quality table on page 29 only totals to 80%. The BB percentage should be 40% (instead of 20%), which would bring the total of below investment grade securities to 93%.

Comment 5: The prospectus for the Payden Global Equity Fund states that the Fund invests at least 80% of its assets in common stocks. The Schedule of Investments in the Annual Report shows 70% bonds.

Response: As is described in the Fund’s Principal Investment Strategies in its prospectus the Fund gains most of its stock exposure through the use of futures contracts. This allows the Fund to gain stock exposure without purchasing the stock(s) directly. The cash that would have been used if the stock(s) were purchased directly is invested in a short-term bond portfolio in order to offset the futures financing costs. The combined value of the Exchange Traded Funds ($2,031,000) (Annual Report, page 51) and the value of the futures ($9,964,000) (Annual Report, page 52) equals 99% of the cost of the Fund’s holdings ($12,111,000).

Comment 6: The 2010 net expense numbers in the Financial Highlights table do not tie to the 2011 prospectus Fees and Expense tables.

Response: With the exception of the Payden Cash Reserves Money Market Fund and the Metzler/Payden European Emerging Markets Fund, the difference is due to Los Angeles

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March 28, 2012

City taxes paid by all of the Funds, and in the case of certain Funds, to the Acquired Fund Fees and Expenses amount. For the Cash Reserves Money Market Fund, the difference is due to a further waiver of the adviser fee that was put in place in 2010. For the Metzler/Payden European Emerging Markets Fund, there is no difference. In both the prospectus and the Annual Report, the number shown is the contractual maximum expense cap.

Very truly yours,

/s/ Edward S. Garlock
Edward S. Garlock